EXHIBIT 99.1

Trekor Updates Status of Aley Niobium and Strengthens Project Team

VANCOUVER, British Columbia, Aug. 19, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Trekor” or the “Company”) is pleased to provide an update on the Company’s wholly-owned Aley niobium project, an advanced-stage development project located in northeastern British Columbia, Canada.

Over the past several years, the Aley Project team has continued development of a proprietary flotation process, resulting in higher niobium recoveries and reduced reagent consumption. The concentrate produced with this process has been used to successfully produce market grade ferroniobium, a critical input for specialty steel production. The team is also evaluating opportunities to use the concentrate to produce high purity niobium oxide directly, or by utilizing a third-party processor. In connection with this work, the Company has appointed Steve Sparkowich as Director, Aley Niobium, to support technical development, market positioning and commercial strategy for the project.

Stuart McDonald, President & CEO of Trekor, commented, “Our technical team has done a great job improving Aley’s process flowsheet in recent years. We believe Aley has the potential to be a major new source of niobium, a designated critical mineral in Canada, the United States and Europe, and we look forward to advancing commercial and strategic discussions with niobium consumers seeking a reliable North American supply chain.”

Aley Project Details

Based on a previously issued National Instrument 43-101 technical report, the Aley Project contains an estimated 84 million tonnes of proven and probable mineral reserves grading 0.50% Nb2O5. With a processing rate of 10,000 tonnes per day, the mine would have a production capacity of 14,000 tonnes of ferroniobium (nine million kilograms of contained niobium) per year over a 24 year mine life.

A significant amount of development work has been completed on the project since the last technical report. A focus of this technical work has been a refinement of the process flowsheet which has undergone a pilot test program using material from a metallurgical sample taken in 2018. The test program has confirmed the operability of a new, optimized flotation process that has yielded higher niobium recoveries and improved concentrate grades with much reduced reagent consumption.

The test program generated enough niobium concentrate to complete the development of a two-stage smelting process which has successfully produced marketable ferroniobium. The proprietary flotation process has been patented by Trekor in the United States, Australia, Brazil and in Europe. The project team is also developing a hydrometallurgical flowsheet that would produce niobium oxide from Aley’s flotation concentrate.

The project team is now scaling up the pilot program to produce additional quantities of ferroniobium, with the focus shifting towards product marketing initiatives and engagement with potential offtake parties and processors.

Management Appointment – Steve Sparkowich

Mr. Sparkowich is a licensed Professional Metallurgical Engineer who brings more than 30 years of experience in materials engineering, metallurgy, new business development, and supply chain innovation. His career has focused extensively on critical and refractory metals, including niobium. In his new role, Mr. Sparkowich will support technical development, market positioning and commercial strategy for Aley. His work will focus on connecting Aley’s flowsheet development and product capabilities with the requirements of major niobium-consuming customers seeking a reliable North American supply chain, including large steel mills as well as stainless steel, superalloy and niobium producers.

Richard Tremblay, Chief Operating Officer of Trekor, commented, “We are excited to have Mr. Sparkowich join the Aley Project team. Niobium is a strategically important material for high-performance steels, stainless steels, niobium alloys, superalloys, emerging magnetic materials, superconductors, energy systems, and other critical technologies. Mr. Sparkowich’s deep technical knowledge of niobium and other critical metals will play a key role in advancing the flowsheet optimization, production plan development and market engagement and provide a strong foundation for customer qualification, and long-term commercial discussions.”

Technical Report and Qualified Person and NI 43-101

The scientific and technical information relating to the Aley Project is based on the technical report titled “Technical Report on Mineral Reserves at the Aley Project, British Columbia, Canada” issued October 30, 2014 with an effective date of September 15, 2014, as amended and restated December 4, 2017 which is available on SEDAR+ at www.sedarplus.ca.

The technical information contained in this news release has been reviewed and approved by Robert Rotzinger, P.Eng., Vice President, Capital Projects for Trekor Metals, who is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Trekor’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the ramp-up of the Florence Copper commercial production facility does not proceed within projected timelines or cost estimates, or that initial operations do not achieve results consistent with the projections in the Florence Copper Technical Report, including with respect to operating costs, revenue, sustaining capital, rates of return and cash flows from operations;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued ramp-up and commercial operation of Florence Copper, including with respect to our ability to obtain any additional financing, if needed, to continue and expand commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the British Columbia Declaration on the Rights of Indigenous Peoples Act (“DRIPA”);
  our dependence solely on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects in British Columbia may be impacted by joint decision-making and consent agreements being implemented by the Government of British Columbia with First Nations under DRIPA;
  The ability to develop the New Prosperity Project is subject to the restrictions set out in our June 2025 Tripartite Agreement with the Province of British Columbia and the Tŝilhqot’in Nation (the “Teẑtan Biny Agreement”), under which the New Prosperity Project is subject to a land use planning process with the Province of British Columbia and we are not permitted to be the proponent of any development of the New Prosperity Project;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the escalating military conflict involving Iran and broader Middle East instability, and other future geopolitical events including social unrest, which could disrupt financial markets, commodity markets, supply chains, the price and availability of energy, availability of materials and equipment and execution timelines for any project development;
  uncertainties relating to the delivery of oil through the Strait of Hormuz resulting from Middle East instability, which could have an adverse effect on global economic activity and potentially increase operating costs generally and reduce global demand for copper, and have a material adverse effect on our business, operations, and the feasibility of our development projects;
  changes to U.S. trade policies and tariff measures, including retaliatory tariffs imposed or threatened by Canada and other trading partners, may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Trekor, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.